MONARCH INVESTMENT PROPERTIES, INC.

1801 N. Military Trail

Suite 203

Boca Raton, Florida 33431

Tele: (561) 391-6117	jjfn@prodigy.net	Fax: (561) 391-6187

March 17, 2010

VIA EDGAR ONLY

Raj Rajan

Staff Accountant

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Monarch Investment Properties, Inc.
Your Letter dated March 1, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 000-52754

Dear Mr. Rajan:

In relation to the responses to the staff’s comment letter of March 1, 2010 relating to the above referenced report, please be advised that:

          (a)  Monarch Investment Properties, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced report;

          (b) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)  we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

MONARCH INVESTMENT PROPERTIES,, INC.

s/David Miller

David Miller

Chief Executive Officer